LEAD INVESTOR

Nixon Jung

I believe in the company of were its been and heading from day one. More importantly the captain of the ship has a huge background and wealth of knowledge and let's not forget a self made millionaire at age 15. The ability to sell mining machines and hosting to the general public is wonderful. It pleasure me to be on the journey with the most humble CEO. Who like after individuals interest first before his own. There's are just some of my reasons and beliefs. Thank and I look forward with this journey!

Invested $100,000 this round & $115,000 previously

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